

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

April 11, 2018

E. Allen Nye, Jr.
Chief Executive Officer
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Freeway
Dallas, Texas 75202

> **Re: Oncor Electric Delivery Company LLC**
> **Registration Statement on Form S-4**
> **Filed April 5, 2018**
> **File No. 333-224150**

Dear Mr. Nye:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Kevin Frease
        Crews Lott, Esq.